SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, DC 20549
                                           --------

                                           FORM 8-A

                      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                          PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                               SECURITIES EXCHANGE ACT OF 1934



                                  First Priority Group, Inc.
                    (Exact Name of Registrant as Specified in Its Charter)


                      New York                                11-2750412
    (State of Incorporation or Organization)               (I.R.S. Employer
                                                         Identification no.)

     51 East Bethpage Road, Plainview, New York                11803-4224
    (Address of Principal Executive Offices)                   (Zip Code)


    If this form  relates to the                 If this form relates to the
    registration of a class of                   registration of a class of debt
    debt securities and is effective             securities and is to to become
    upon filing  pursuant to General             effective simultaneously with
    Instruction A(c)(1), please check            effectiveness of a concurrent
    the following box. |_|                       registration statement under
                                                 the Securities Act of 1933
                                                 pursuant to General
                                                 Instruction A(c)(2), please
                                                 check the following box.    |_|






Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be registered                         class is to be registered
     ----------------                         -------------------------

Preferred Stock Purchase Rights               The Nasdaq SmallCap Market
-------------------------------               --------------------------

-----------------------------------       -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:  None

                             (Title of Class)

This document contains pages 76 . The Exhibit Index is located on page 4.




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Item 1.  Description of Registrant's Securities to be Registered

Preferred Stock Purchase Rights

           On December 28, 1998, the Board of Directors of First Priority Group. Inc. (the "Company") authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.015 per share (the "Common Stock"), of the Company. The distribution is payable to the shareholders of record at the close of business on December 28, 1998 (the "Record Date"), which is also the payment date, and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, or the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at an exercise price of $27.50 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and certain defined terms used herein, are set forth in a Rights Agreement (the "Rights Agreement") between the Company and North American Transfer Co. as Rights Agent (the "Rights Agent"), dated as of December 28, 1998.

           Until the earlier to occur of (i) the first date of public disclosure that a person or group other than certain Exempt Persons (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person (other than those that are Exempt Persons), has acquired, or obtained the right to acquire, beneficial ownership of 20% or more 10% or more in the case of acquisitions by individuals determined by the Board of Directors to be an Adverse Person, as defined in the Rights Agreement, and an additional 1% or more in the cases of acquisitions by (A) any shareholder with beneficial ownership of 20% or more on the Record Date or (B) an Adverse Person with beneficial ownership of 10% or more on the Record Date) of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth business day after the date (the "Tender Offer Date") of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person if, upon consummation of the offer, such person could acquire beneficial ownership of 20% or more (10% or more in the case of acquisitions by an Adverse Person, and an additional 1% or more in the cases of acquisitions by (i) any shareholder with beneficial ownership of 20% or more on the Record Date or (ii) an Adverse Person with beneficial ownership of 10% or more on the Record Date) of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Stock certificates and not by separate certificates. The Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after December 28, 1998, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights





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associated  with the Common Stock  represented by such  certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

           The Rights will first become exercisable on the Stock Acquisition Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on December 28, 2008 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

           The Purchase Price payable, and the number of shares of Preferred Stock or other securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into or exchangeable for Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends, subject to certain limitations set forth in the Rights Agreement) or of subscription rights or warrants (other than those referred to above). In addition, the Purchase Price payable, and the number of shares of Preferred Stock purchasable, on exercise of a Right is subject to adjustment in the event that the Company should (i) declare or pay any dividend on the Common Stock payable in Common Stock or (ii) effect a subdivision or combination of the Common Stock into a different number of shares of Common Stock.

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

           In the event that there is public disclosure that an Acquiring Person has become such, proper provision would be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or other securities) having at the time of such transaction a market value of two times the Purchase Price of the Right. In addition, the Company's Board of Directors has the option of exchanging all or part of the Rights (excluding void Rights) for an equal number of shares of Common Stock in the manner described in the Rights Agreement.

           In the event that, at any time following public disclosure that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction where the Company is not the surviving corporation or where the Common Stock is changed or exchanged or in a transaction or transactions as a result of which 50% or more



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

of its consolidated assets or earning power are sold, proper provision would be made so that each holder of a Right (other than such Acquiring Person and certain related persons or transferees) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company or the Company, as the case may be, which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

           At any time prior to public disclosure that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash, shares (including fractional shares) of Common Stock or any other form of consideration deemed appropriate by the Board of Directors.

           At any time prior to the Stock Acquisition Date, the Board of Directors of the Company may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. From and after the Stock Acquisition Date, the Board of Directors of the Company may generally only amend or supplement the Rights Agreement without such approval only to cure ambiguity, correct or supplement any defective or inconsistent provision or change or supplement the Rights Agreement in any manner which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof). Immediately upon the action of the Board of Directors providing for any amendment or supplement, such amendment or supplement will be deemed effective.

           The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment, when, as and if declared by the Board of Directors of the Company, equal to the greater of $100 per share and 1,000 times the dividend declared per Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to $1,000 per share, plus accrued and unpaid dividends. Each share of Preferred Stock will have 1,000 votes per share, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per Common Stock.

           Exempt Persons include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, and (iv) any Person holding Common Stock for any such employee benefit plan or for employees of the Company or of any Subsidiary of the Company pursuant to the terms of any such employee benefit plan.

           The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group (except as described above with respect to an Exempt Person) that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial





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ownership of 20% (10% or more in the case of  acquisitions by an Adverse Person, and an additional 1% or more in the cases of acquisitions by (A) any shareholder with beneficial ownership of 20% or more on the Record Date or (B) an Adverse Person with beneficial ownership of 10% or more on the Record Date) or more of the Common Stock, because until such time the Rights may generally be redeemed by the Company at $0.01 per Right.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

           This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement attached hereto as Exhibit 1.1, which is incorporated in this Registration Statement on Form 8-A by reference.

Item 2.        Exhibits
               --------

        1. Rights Agreement, dated as of December 28, 1998, between First Priority Group, Inc. and North American Transfer Co., as Rights Agent, including the form of Restated Certificate of Incorporation of First Priority Group, Inc., with respect to the Junior Participating Preferred Stock, attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C.

        2.  Press Release dated December 28, 1998





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                                   SIGNATURES


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                            First Priority Group, Inc.



                                             By: /s/ Barry Siegel
                                                 ----------------
                                               Name:   Barry Siegel
                                               Title:     Chairman and CEO



Date: December 30, 1998






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                                  EXHIBIT INDEX


Exhibit No.       Description


1. Rights Agreement, dated as of December 28, 1998, between First Priority Group, Inc. and North American Transfer Co., as Rights Agent, including the form of Restated Certificate of Incorporation of First Priority Group, Inc., with respect to Junior Participating Preferred Stock, attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C.

2.                Press Release dated December 28, 1998





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